March 7, 2008

Mr. Brad Skinner
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, DC 20549-7010

RE:	Petroleum Development Corporation
Response to the Staff's Comment Letter dated February 19, 2008

Form 10-K for Fiscal Year ended December 31, 2006
Filed May 23, 2007
File No. 000-07246

Dear Mr. Skinner,

We submit this letter in response to the above referenced comment letter.  For your convenience, each of the Staff's comments, exactly as provided in the comment letter, is repeated below in italics, prior to our response.

Form 10-K for the Fiscal Year Ended December 31, 2006

Note 1, Summary of Significant Accounting Policies

Revenue Recognition, page F-9

Background and context:

Please be advised of the following with regard to questions and responses 1 through and including 5:

In late 2005, Petroleum Development Corporation (“PDC” or the “Company”) modified the compensation terms for new drilling contracts from a footage-based to a cost-plus arrangement.  Though much of the contractual arrangement remains unchanged, the Company believes that the compensation modification fundamentally changes the nature of the Company's role to that of an agent, without the risk and rewards of ownership.

Accordingly, the Company considered EITF No. 99-19, SOP 81-1, industry practice and the requirements of SAB 101 included in the interpretive response to question 10 of Topic 13-A.  The Company recognized that EITF No. 99-19 is principles based, and therefore looked at other guidance as additional support of its treatment.  In addition, the Company considered the impact of the presentation on its financial statements and what was considered

Mr. Skinner
Securities and Exchange Commission
March 7, 2008

meaningful to the reader.  Based on the relative facts and circumstances, the Company concluded that drilling revenues under the new cost-plus arrangements are best reported on a net basis.

It should also be noted that the Company expanded its discussion of drilling operations in Item 7 of its 2006 Form 10-K filed with the SEC on May 23, 2007, specifically on page 32.  The disclosure provides a detailed table reconciling both our oil and gas well drilling operations revenue and cost of oil and gas well drilling operations from the cost-plus presentation to that of the footage-based presentation.  The table provides transparent disclosure as to the impact that the change had on our total revenues and expenses and thereby provides meaningful information to the reader for his or her consideration.

Absent the drilling contract with PDC, each Partnership would be required to establish business relationships with a multitude of suppliers, each of whom have a pre-existing relationship with PDC.

Prior to 2006, the drilling contracts provided that the Partnerships pay PDC a fixed amount per foot drilled (footage-based arrangement).  Accordingly, since all of the Partnership funding proceeds were to be used for drilling activity, the amount of funding proceeds determined the quantity of drilling activity that PDC was obligated to provide regardless of the actual cost of the drilling.   Therefore, the footage-based arrangement provided the Partnerships with a known quantity of drilling activity with PDC accepting an unknown profit or loss.  PDC benefited financially for cost efficient drilling and suffered financially under these arrangements for inefficient drilling.

Under the cost-plus arrangement, PDC’s profit and the amount of money to be passed through to the suppliers on behalf of the Partnerships are known upon the funding of the Partnership.  Accordingly, PDC has no risk - neither real nor opportunity risk – related to costs incurred.  The unknown is the quantity of drilling activity and, accordingly, risk of ownership has been transferred to the Partnership in that the Partnership benefits from cost efficient drilling activities which will yield more wells and incurs opportunity loss for inefficient drilling which will yield fewer wells.  The partnerships are fully funded at inception and it is that funding that dictates the extent of drilling activities.  Although suppliers continue to be contracted by and paid by PDC, PDC is not at risk for collection of the costs in these arrangements.

Under our prior footage-based drilling arrangements, we charged a fixed amount for a well based upon footage drilled.  If there were cost overruns due to location costs, problems in the hole, excess drilling time, escalating field services costs, rising steel prices, we, as the operator, bore the burden of these costs.  We bore the risk of loss completely and that is why we recorded the footage-based rate as revenue and recorded the cost of the well as an expense.  For example, assume the partnership had $90 million available for drilling activity and the Company was required to drill 60 wells, each at 10,000 feet deep, and would be paid $150 per foot drilled.  The Company would receive $90 million (60 wells x 10,000 feet x

Mr. Skinner
Securities and Exchange Commission
March 7, 2008

$150).  If the Company's costs were $81 million, then the Company would recognize a $9 million profit.

Using the same facts in the above example, except now the arrangement is a cost-plus drilling arrangement with a drilling fee of 15%.  The partnership would then have approximately $78.3 million available for drilling activities, resulting in a variable number of wells, and the Company would recognize revenue of $11.7 million as its drilling fee.  If the Company experiences cost overruns, the partnership would receive less wells and the Company would continue to recognize $11.7 million as its drilling fee.

A standard operating agreement in the oil and gas industry is the Council of Petroleum Accountants Societies, or COPAS, standard model operating agreement, whereby each working interest owner is responsible for its share of the drilling and completion costs of each well with no cost limits.  The operator of the wells bills each working interest owner his proportionate share of the well cost and is entitled to a standard rate as its compensation.  The Sixth Edition of The Petroleum Accounting Principles, Procedures, and Issues handbook, Chapter 10, shows the well cost being charged to a work-in-process account and then billed to each participant and recorded in accounts receivable.  The operator does not record the working interest owner's billed well cost as revenue and his only fee, the monthly overhead, is recorded on his income statement.

Under our current cost-plus arrangement we are permitted to charge the partnership, which is the working interest owner, the total cost of the well, including any cost overruns plus our cost-plus drilling fee.  The cost-plus drilling fee is similar to the COPAS monthly overhead rate as outlined above and the working interest owner of the well, the partnership in our case, has unlimited exposure to bear his share of the well cost.  We receive the cash from a partnership before the drilling of a well occurs; therefore, we bear no credit risk of not getting paid for a well.

1.
We note you have considered the indicators in EITF 99-19 in evaluating whether you operate as an agent in cost-plus arrangements, and have concluded that you should report revenues from these arrangements on the net basis. Please explain in greater detail how you evaluated the relative strength of each indicator when concluding that the indicators of net reporting overcome the indicators of gross reporting, including the strong indicator that you are the primary obligor in these arrangements.

RESPONSE:  Please be advised that we considered each of the criteria of EITF 99-19 as illustrated in the table provided in our original response.  The “assigned weight” in the table response corresponds, for the most part, to the text of EITF 99-19.  We acknowledge that acting as primary obligor is generally a strong indicator for gross reporting as identified in paragraph 7 of EITF 99-19.  However, under the cost-plus arrangements our total fee was fixed and the remaining funds raised by the Partnerships were made available for drilling activity.  We believe our role became more of an agent than a financial obligor as we bear no credit risk due to the advance availability of cash.  We further acknowledge that not having general inventory risk is also a strong indicator supporting our net presentation as we discuss

Mr. Skinner
Securities and Exchange Commission
March 7, 2008

further in our response to comment #3.  Accordingly, we concluded that other conditions as identified in the background and context section above weighted more heavily on our conclusion.  We believe that the responses to the questions which follow further illustrate the relative and compelling importance of the determining conditions.

2.
Explain whether you or the subcontractor(s) are ultimately responsible for providing the services desired by the customers; that is, clarify whether you or the subcontractor(s) are responsible for fulfillment to the customers. Explain whether you would be accountable for any work or services performed by the subcontractors that were not to the satisfaction of your customers. Explain whether payment to either you or the subcontractors are contingent on acceptance provisions by your customers.  Clarify whether you or the customers accept the work of the subcontractor(s).

RESPONSE:

(a) Explain whether you or the subcontractor(s) are ultimately responsible for providing the services desired by the customers; that is, clarify whether you or the subcontractor(s) are responsible for fulfillment to the customers.

Please be advised that, as discussed in the background and context section of this response, in both instances, we are responsible for overseeing drilling activity of third party contractors in accordance with the drilling contracts.  Under the cost-plus arrangement, however, we do so without assuming the risk and rewards of ownership.

(b) Explain whether you would be accountable for any work or services performed by the subcontractors that were not to the satisfaction of your customers.  Explain whether payment to either you or the subcontractors are contingent on acceptance provisions by your customers.

Please be advised that there are no payment terms with the Partnerships which are contingent upon customer acceptance criteria.  Our accountability is financial in nature, and differs vastly between footage-based arrangements (where we are exposed to costs and even potentially to losses) and cost-plus arrangements (where we are not exposed to the costs of the work, and earn a fee based on, and on top of, the cost).

(c) Clarify whether you or the customers accept the work of the subcontractor(s).

Please be advised that, in both instances, the work of the suppliers and our payment thereof, is subject to ordinary and customary qualitative and performance criteria.  In that sense, their work is “accepted” by us.  However, for footage-based arrangements, that acceptance and payment exposes us to the risk of loss or lower profit; in the case of cost-plus arrangements, that acceptance does not expose us to risk of loss, nor does it affect the fee we earn.

3.
Your response states that you do not have general inventory risk as it relates to service arrangements. Please clarify whether you would be responsible for compensating your subcontractors if the customer determined that certain contract costs were not recoverable.

Mr. Skinner
Securities and Exchange Commission
March 7, 2008

RESPONSE:  Please be advised that our initial response indicated a difference in our “inventory risk” (as it applies to service providers pursuant to the last sentence of paragraph.08 of EITF 99-19), depending on whether the arrangement is cost-plus or footage-based.

For our cost-plus arrangements, we do not have the general inventory risk as it relates to service arrangements, as we are not responsible for the costs.  Rather, for administrative ease, we have agreed to pay for costs incurred on behalf of the Partnerships.

For footage-based arrangements, we do have service arrangement “inventory risk”, as defined as we are responsible for providing a predetermined quantity of activity regardless of the cost.

4.
Your response also indicates that you do not have latitude in establishing price. Please clarify your role in the negotiating the prime contract with the customer and the subcontracts with the respective drilling service providers.  Please clarify whether you negotiate the amount of fee that you will receive directly with the customer. In addition, clarify whether the subcontractors are negotiated with you or directly with the customer.

RESPONSE:  Please be advised that our drilling arrangement with the Partnership is one of many factors disclosed in the partnership offering memorandum and considered by investors prior to the formation of a Partnership.  No negotiations take place between the Company and the Partnership after the formation of the Partnership.  As discussed in the background and context section of this response, under the terms of the drilling contract, we are responsible for all aspects of the drilling activity including the selection of suppliers and the negotiation of their fees.

5.
We note that you are considered the Managing General Partner in these arrangements based on your disclosure on page 9 of the Form 10-K for the fiscal year ended December 31, 2006 and that you have discretion in supplier selection based on your response. Based on the foregoing, please clarify how you have determined that you act in the capacity of an agent (i.e. construction manager) pursuant to the guidance of paragraphs 58 and 59 of the SOP 81-1. In this respect, please clarify how you have considered the fact that you have discretionary responsibility for procuring subcontractor services when concluding that you act in the capacity of an agent. Please clarify whether you have the same responsibility with respect to the other contract costs.

RESPONSE:  Please be advised that we consider the guidance in paragraphs 58 and 59 of SOP 81-1 to be supportive of our conclusion that we are agents in our cost-plus arrangements and principals in our footage-based arrangements.   Also please note that our relationship with the Partnerships by virtue of the drilling contracts is separate and distinct from our relationship as the managing general partner.  For ease of review, those paragraphs of SOP 81-1 are reproduced below with some emphasis added:

Mr. Skinner
Securities and Exchange Commission
March 7, 2008

.58 One problem peculiar to cost-type contracts involves the determination of the amounts of reimbursable costs that should be reflected as revenue. Under some contracts, particularly service-type contracts, a contractor acts solely in the capacity of an agent (construction manager) and has no risks associated with costs managed. This relationship may arise, for example, if an owner awards a construction management contract to one entity and a construction contract to another. If the contractor, serving as the construction manager, acts solely as an agent, his revenue should include only the fee and should exclude subcontracts negotiated or managed on behalf of the owner and materials purchased on behalf of the owner.

.59 In other circumstances, a contractor acts as an ordinary principal under a cost-type contract. For example, the contractor may be responsible to employees for salaries and wages and to subcontractors and other creditors for materials and services, and he may have the discretionary responsibility to procure and manage the resources in performing the contract. The contractor should include in revenue all reimbursable costs for which he has risk or on which his fee was based at the time of bid or negotiation. In addition, revenue from overhead percentage recoveries and the earned fee should be included in revenue.

We believe, based on the terms of our arrangements for the cost-plus arrangements, that we fall squarely and solely within the example provided in paragraph .58 – that of an agent with no risks associated with costs managed.  Please note that the circumstance cited in paragraph .59 appears to relate to a circumstance where the contractor is both responsible for salaries and subcontractor costs and has discretion in the selection of the subcontractors.  In our cost-plus arrangements, we are not at risk of loss, and our revenue is solely the fee which we earn.  We don’t believe that our discretion in selecting subcontractors in our cost-plus arrangements makes us responsible for those costs in a way which triggers the applicability of paragraph ..59.  Conversely, our footage-based arrangements are such that we earn revenue per foot drilled independent of the cost incurred.  We are responsible for the costs, have discretion in the selection of subcontractors and are exposed to financial up-side and down-side based on the relationship between revenue and cost, which places us clearly within the parameters of paragraph .59 (and outside of the parameters of paragraph .58) for those arrangements.

Engineering Comments

Properties, page 24l

6.
We have reviewed your response to prior comment three from our letter of December 31, 2007.  Most of your noted disclosure appears to be the totals of all your properties in large regions or states and not information on specific principal properties or properties of major significance as required by Item 102 of Regulation S-K. We note the information you provided to certain investors at the IPAA OGIS conference in San Francisco on October 1, 2007 that is on your website that has detailed information and maps on the Grand Valle, Wattenberg and NECO fields. This type of information should also be included in your 10-K report as part of Item 102 disclosure. Please revise your document accordingly.

Mr. Skinner
Securities and Exchange Commission
March 7, 2008

RESPONSE:  We respectfully inform the staff that we will revise our disclosure in future filings, specifically our Form 10-K to be filed on or before March 17, 2008, to comply with your request.

Supplemental Oil and Gas Information – Unaudited, page F-31

Net Proved Oil and Gas Reserves (Unaudited), page F-33

7.
We have reviewed your response to prior comment four. New reserves added through exploration or as extensions are clearly the result of drilling activity. As the total reserves added for these categories are already in the table and the number of successful wells is provided elsewhere in the document, your suggestion does not provide a significant explanation. More detailed explanations should be provided in a footnote to the reserve table such as the amount of reserves added in each field or major basin and the number of wells drilled that are associated with those reserve additions. Therefore, we reissue our prior comment.

RESPONSE:  We respectfully inform the staff that we will revise our disclosure in future filings, specifically our Form 10-K to be filed on or before March 17, 2008, to comply with your request.

In addition, Petroleum Development Corporation (the Company) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the US.

If you would like to further discuss any of our responses to the Staff’s comments or if you would like to discuss any other matters, please telephone me at (304) 808-6249.  Additionally, in my absence, you may contact Cindy Dalton, Director of Financial Reporting, at (304) 808-6276.

Respectfully submitted,

/s/ Richard W. McCullough

Richard W. McCullough
Vice Chairman and Chief Financial Officer